SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*


                                  FOLDERA, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    344229109
                 ----------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8226
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 7, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  344229109

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   38,034,020
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   38,034,020

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,034,020

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.9%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 9 pages

CUSIP No.:  344229109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   38,034,020
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   38,034,020

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,034,020

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.9%

14   TYPE OF REPORTING PERSON

     CO

                                Page 3 of 9 pages

CUSIP No.:  344229109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   38,034,020
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   38,034,020

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,034,020

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.9%

14   TYPE OF REPORTING PERSON

     IA

                                Page 4 of 9 pages

                                EXPLANATORY NOTE

This Amendment No. 4 (this "Statement") amends the Schedule 13D relating to Foldera, Inc., a Nevada corporation (the "Issuer"), originally filed on August 7, 2007 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Fund") and certain of its affiliates, and all amendments thereto (collectively, the "Existing Schedule 13D"). Items 4 and 7 of the Existing Schedule 13D are hereby supplemented, and Item 5 of the Existing Schedule 13D is hereby replaced in its entirety, as follows:

ITEM 4.  Purpose of Transaction.

         On December 7, 2007, the Fund acquired an 8% Senior Secured Convertible Debenture (the "Debenture") in the maximum principal amount of $7,000,000. Only $1,000,000 of such amount was disbursed on December 7, 2007. The terms of the Debenture provide that on January 1, 2008, and on the first day of each month thereafter, at the Issuer's sole option and upon three (3) business days' prior written notice from the Issuer, the Issuer may request (i) on January 1, 2008 an additional $1,000,000, and (ii) on the first day of each month thereafter through and including November 1, 2008 an additional $500,000, up to a total of $7,000,000 cumulatively (each a "Draw Down Date"). The Fund may accept or reject each such request in its sole discretion. Further, the Fund may, upon five (5) business days' prior written notice to the Issuer, advance up to the remaining $6,000,000 to the Issuer at any time prior to the six months prior to the Maturity Date (as defined below). The outstanding amount of the Debenture is convertible at any time, at the Fund's election, at a conversion price of $0.15 per share. Further, if after the Effective Date (as defined in the Registration Rights Agreement), the VWAP (as defined in the Securities Purchase Agreement) for each of any twenty (20) consecutive trading days, which period shall have commenced only after the Effective Date (such period, the "Threshold Period"), exceeds $0.50 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after December 7, 2007), the Issuer may, within two (2) trading days after the end of any such Threshold Period, deliver a written notice to the Fund to require and cause the Fund to convert all or part of the then outstanding principal amount of the Debenture. However, the Fund may not acquire shares of Common Stock upon any conversion of the Debenture to the extent that, upon conversion, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed 4.99% of the issued and outstanding shares of Common Stock of the Issuer (the "Beneficial Ownership Limitation"); provided that this restriction on conversion can be waived at any time by the Fund upon 61 days notice. The maturity date of the Debenture (the "Maturity Date") is the earlier of (x) two (2) years from the last Draw Down Date or (y) November 1, 2010. The Debenture is secured by the Issuer's assets including inventory, receivables, unencumbered equipment and intellectual property under the terms of a Security Agreement.

         In addition, on December 7, 2007, the Fund received a Warrant to purchase up to 2,857,143 shares of Common Stock at an exercise price of $.35 per share. This Warrant is presently exercisable, at the Fund's option, into shares of Common Stock, expiring on December 7, 2012 and was included with the purchase of the Debenture for no additional consideration. Further, on each Draw Down Date, the Issuer shall issue a Warrant to purchase 1,428,571 shares of Common Stock of the Issuer at an exercise price of $0.35 per share to the Fund for each $500,000 of principal invested by the Fund, for no additional consideration. The maximum receivable by the Fund are warrants to purchase 17,142,852 shares of Common Stock, relating to a maximum $6,000,000 additional investment by the Fund. Each such Warrant will have an expiration date of five (5) years from its date of issuance, and will become immediately exercisable upon issuance. However, the Fund may not acquire shares of Common Stock upon exercise of any of the foregoing Warrant to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed the Beneficial Ownership Limitation; provided, the Fund, upon not less than 61 days' prior notice to the Issuer (or such lesser number days as may remain until the

                               Page 5 of 9 pages
expiration date of the applicable Warrant), may increase or decrease the Beneficial Ownership Limitation. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer (or such lesser number days as shall remain until the expiration date of the applicable Warrant).

         In addition, the Fund and the Issuer entered into a Registration Rights Agreement dated December 7, 2007 covering the shares of common stock issuable upon the conversion of the Debenture and the exercise of the Warrants.

         The Existing Schedule 13D indicated that "on October 8, 2007, the Fund purchased 100,000 shares of Common Stock of the Issuer on the open market, at a price of $0.13 per share." The correct number of shares purchased on that date should have been reported as 125,000.

         Further, the Fund has engaged in the following transactions on the open market with respect to the Issuer's Common Stock:

        Transaction     Number of     Price           Type of
        Date            Shares       per Share        Transaction
        ---------------------------------------------------------
        10/09/07         25,000        $.13           Purchase
        10/22/07         65,000        $.30           Purchase
        10/23/07         41,229        $.30           Purchase
        10/24/07        190,000        $.30           Purchase
        10/25/07         50,000        $.30           Purchase
        12/10/07          5,000        $.155          Purchase
        12/10/07        282,000        $.16           Purchase
        12/11/07        225,000        $.16           Purchase
        12/11/07        255,000        $.155          Purchase
        12/12/07         75,000        $.165          Purchase
        12/12/07         50,000        $.175          Purchase
        12/12/07        261,755        $.16           Purchase
        12/13/07         69,000        $.17           Purchase


ITEM 5.  Interest in Securities of the Issuer.

         (a) As of December 13, 2007, the Fund beneficially owns 38,034,020 shares of Common Stock, representing 30.9% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 122,957,326 shares of Common Stock outstanding as of November 8, 2007, as reported on the Issuer's Form 10-QSB filed on November 19, 2007.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 38,034,020 shares of Common Stock reported herein.

         (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exh. #   Description
         ------   -----------

         7.       Securities Purchase Agreement dated December 7, 2007***

         8. Form of 8% Senior Secured Convertible Debenture dated December 7, 2007***

         9.       Form of Common Stock Purchase Warrant dated December
                  7, 2007***

                                Page 6 of 9 pages

         10.      Registration Rights Agreement dated December 7, 2007***

         11.      Security Agreement dated December 7, 2007***

         *** Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2007.




                                Page 7 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund



                                Page 8 of 9 pages

                                  EXHIBIT INDEX

Exh. #   Description
------   -----------

7.       Securities Purchase Agreement dated December 7, 2007***

8.       Form of 8% Senior Secured Convertible Debenture dated December 7,
         2007***

9.       Form of Common Stock Purchase Warrant dated December 7, 2007***

10.      Registration Rights Agreement dated December 7, 2007***

11.      Security Agreement dated December 7, 2007***

*** Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2007.



                                Page 9 of 9 pages